

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

August 16, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. William J. Lansing
Chief Executive Officer
ValueVision Media, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344-3433

> **Re:** **ValueVision Media, Inc.**
> **Form 10-K for the fiscal year ended February 3, 2007**
> **Filed April 17, 2007**
> **File No. 000-20243**

Dear Mr. Lansing:

We have reviewed your response to our prior comments dated July 24, 2007, on the above referenced filing and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 6 – Selected Financial Data, page 22</u>

1. We note your response to comment 2 in our letter dated July 24, 2007. EBITDA is defined as earnings (net income as presented in the statement of operations under GAAP), before interest, taxes, depreciation and amortization. Refer to Release No. 33-8176, Conditions for Use of Non-GAAP Financial Measures and Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. As previously requested in our letter of August 7, 2004, if you choose to calculate EBITDA differently and present a non-GAAP measure that also includes adjustments to earnings for nonrecurring and unusual items and/or recurring non-cash stock option expense, then revise the description of the non-GAAP measure to, for example, "EBITDA, as adjusted."

Exhibit 99.2

2. Please note the audited financial statements for RLM as of March 31, 2007 should be filed as an amendment to the Form 10-K and included under Item 15. These financial statements were due 90 days from the subsidiary's year end pursuant to Rule 3-09 of Regulation S-X. We may have further comment after we review the RLM financial statements when filed.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna DiSilvio, Review Accountant at (202) 551-3202 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief